82.4776



Saipem

Eni GROUP

RECEIVED

2005 FEB -4 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.177.500 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.


05005563

SUPPL

Rif./Prot. SEGR/ 26
San Donato M.se, February 1, 2005

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 12th January 2005
- Saipem Press Release dated 18th January 2005
- Saipem Press Release dated 19th January 2005
- Third quarter report at 30th September 2004

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

PROCESSED
FEB 08 2005
THOMSON FINANCIAL


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

Saipem

Eni
GROUP

Press Release

Saipem: Review and release of financial results.
Schedule of Saipem's Board Meetings to be held in 2005.

The dates on which economic and financial data are scheduled to be released to the market upon approval by Board of Directors are as follows:

- 24th February: provisional Consolidated Financial Statements at 31st December 2004.
- 24th March: Consolidated and Statutory Financial Statements of Saipem S.p.A. at 31st December 2004 and dividend proposal;
- 10th May: First Quarter Report at 31st March 2005;
- 27th July: Second Quarter Report at 30th June 2005;
- 20th September: Six-monthly Report at 30th June 2005;
- 7th November: Third Quarter Report at 30th September 2005.

The General Shareholders' Meeting will take place on 28th April, first summons, or 29th April 2005, second summons. Shareholders are called to approve the Financial Statements at 31st December 2004 and set net income allocation.

Shareholders shall also resolve on the appointment of Company Bodies.

Pursuant to art. 82, comma 2, of Consob resolution 11971/99, the company's Statutory and Consolidated Financial Statements at 31st December 2004 will be released by 31st March 2005; the company is therefore dispensed from publishing the Fourth Quarter Report at 31st December 2004. Should any of the aforementioned dates change, notification will be promptly given.

San Donato Milanese, 12th January 2005

Saipem

Eni
GROUP

Press Release

Saipem wins new 286 million USD offshore contract in Kazakhstan

Saipem has been awarded the contract for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development programme. The Kashagan field is located in the Kazakh sector of the Caspian Sea.

The contract, awarded by Agip KCO operator of the North Caspian Sea Production Sharing Agreement (PSA)[1], following an international tender, has a total value of approximately 286 million USD.

The scope of work includes the fabrication, assembly, transport and installation of 45 piles and 2 flares, with a total weight of some 15,000 tons, along with the installation of 16 module barges. The piles and flares will be fabricated in the newly developed Ersai yard located in the Kuryk area of Kazakhstan, a yard in which Saipem has a participation of 50%. The scope of work also includes the procurement, fabrication and installation of associated mooring and protection structures.

The installation activities, which are scheduled to be completed within 2007, will be carried out using a new purpose-built construction barge.

(1): The companies of the North Caspian Sea PSA, which includes the giant Kashagan field, are: Eni (Operator 16.67%), BG Group (16.67%), ConocoPhillips (8.33%), ExxonMobil Kazakhstan, Inc. (16.67%), Inpex (8.33%), Total (16.67%), Shell (16.67%).

San Donato Milanese, 18th January 2005

Saipem

Eni
GROUP

Press Release

Saipem awarded new drilling contracts amounting to over 285 million usd

Saipem has been awarded new contracts for the charter of onshore and offshore drilling rigs, for a total value in excess of 285 million USD.

Onshore Drilling

Saipem has been awarded the contract to perform drilling activities in Block D of the Kashagan field in the Caspian Sea. The contract, awarded by Agip KCO (operator of the North Caspian Sea Production Sharing Agreement – PSA) following an international tender, comprises drilling activities to be carried out utilising two drilling rigs owned by the client. Installation activity is scheduled to be completed by December 2005 and April 2006 respectively. Operational activities are expected to last approximately five years from the commencement of rigs utilisation.

Furthermore, Saipem has been awarded new contracts, whose duration ranges between 3 and 36 months, for the charter of 8 onshore rigs in Saudi Arabia, Algeria, Venezuela and Peru.

Offshore Drilling

Saipem has been awarded two contracts involving the offshore drilling rigs Perro Negro 2 and Perro Negro 4.

The first contract, awarded by Saudi Aramco, concerns the extension for an additional three years of the charter contract for the jack-up Perro Negro 2 for activities to be performed offshore Saudi Arabia starting from the second half 2005.

The second contract involves the renewal of Perro Negro 4 utilisation by Petrobel for two years. The shallow water jack-up will be utilised for workover activities on the Belaym field offshore Egypt.

San Donato Milanese, 19th January 2005


Eni
G R O U P

Saipem

Third quarter report

at 30th September

2004

contents

Approvated by the Board of Directors
at their meeting of 8th November 2004

Quarterly reports are not subject to audit

Saipem is a subsidiary of Eni S.p.A.

Economic and financial data

(million €)

	Third Quarter			First nine months		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	1,135	1,158	2.0	3,003	3,069	2.2
Contribution from operations	110	102	(7.3)	305	287	(5.9)
Operating income	81	73	(9.9)	219	200	(8.7)
Capital expenditure	65	43	(33.8)	198	131	(33.8)

	31st december 2003	30th september 2004
Net debt:		
- medium/long term	578	558
- short term	375	547
Total	953	1,105

Results from operations

	Third Quarter			First nine months		
	2003	2004	Var.%	2003	2004	Var.%
Offshore Construction						
- subsea pipeline laid (km)	153	399	160.8	579	1,058	82.7
- structures installed (tons)	29,715	27,460	(7.6)	82,139	105,480	28.4
Offshore Drilling						
- metres drilled	25,946	39,363	51.7	96,895	99,063	2.2
- wells drilled	16	13	(18.8)	46	48	4.3
Leased FPSO						
- FPSO vessels' utilisation (days)	92	92	–	273	274	0.4
Onshore Construction						
- pipeline laid (km)	293	126	(57.0)	515	199	(61.4)
- structures installed (tons)	9,100	2,242	(75.4)	18,450	11,809	(36.0)
Onshore Drilling						
- metres drilled	97,737	148,617	52.1	298,025	342,229	14.8
- wells drilled	28	54	92.9	92	105	14.1
estimated average equipment utilisation (%)	78	76	(2.6)	82	76	(7.3)

Revenues by business sector (million €)

	Third Quarter			First nine months		
	2003	2004	Var.%	2003	2004	Var.%
Offshore Construction	730	730	–	1,763	1,901	7.8
Offshore Drilling	73	73	–	226	213	(5.8)
Leased FPSO	11	13	18.2	28	37	32.1
Onshore Construction	160	174	8.8	543	452	(16.8)
Onshore Drilling	53	39	(26.4)	150	117	(22.0)
Liquefied Natural Gas	52	53	1.9	149	150	0.7
Maintenance Modification and Operation	56	76	35.7	144	199	38.2
Total	1,135	1,158	2.0	3,003	3,069	2.2

Revenues by geographical area (million €)

	Third Quarter		First nine months	
Geographical area (*)	2003	2004	2003	2004
Italy	26	39	49	96
Rest of Europe	163	128	466	366
C.S.I.	98	199	369	408
Rest of Asia	153	159	377	409
North Africa	290	210	563	546
West Africa	368	384	1,014	1,124
Americas	37	39	165	120
Total	1,135	1,158	3,003	3,069

(*) final destination of services

New contracts awarded to Saipem Group

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Saipem S.p.A.	121	199	729	451
Group companies	758	1,007	2,680	2,689
Total	**879**	**1,206**	**3,409**	**3,140**
Offshore Construction	243	776	1,871	1,898
Offshore Drilling	20	21	220	61
Leased FPSO	–	13	11	22
Onshore Construction	536	181	862	500
Onshore Drilling	22	59	71	96
Liquefied Natural Gas	13	124	226	337
Maintenance Modification and Operation	45	32	148	226
Total	**879**	**1,206**	**3,409**	**3,140**

New contracts awarded



million €
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,409
3,140
148
226
71
862
11
220
1,871
226
337
96
500
22
61
1,898
30th September 2003
30th September 2004
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
LNG
MMO

Order backlog

(million €)

	31st december 2003	30th september 2004
Offshore Construction	3,265	3,262
Offshore Drilling	499	347
Leased FPSO	142	127
Onshore Construction	776	824
Onshore Drilling	179	158
Liquefied Natural Gas	318	505
Maintenance Modification and Operation	46	73
Total	5,225	5,296

Order backlog by geographical area

(million €)

Geographical area	31st december 2003	30th september 2004
Italy	19	4
Rest of Europe	488	1,038
C.S.I.	1,028	953
Rest of Asia	741	1,022
North Africa	833	421
West Africa	1,969	1,719
Americas	147	139
Total	5,225	5,296

Order backlog by geographical area at 30th September 2004


West Africa
1,719
C.S.I.
953
Rest of Europe
1,038
139
Americas
1,022
421
4
Rest of Asia
North Africa
Italy

Preparation criteria

The financial statements for the period ended 30th September 2004 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the "Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri".

The economic information provided in this report refers to the third quarter 2004 as well as the third quarter 2003. Financial data refers to 30th September 2004 and 31st December 2003. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2003. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

As stated in the valuation criteria utilised in the preparation of the Annual Financial Statements at 31st December 2003, contract work in progress includes extra revenues from additional works following modifications to the original contracts when they can be reasonably undertaken. Owing to the ever-increasing volumes generated by EPIC (Engineering, Procurement, Installation and Construction) type projects, which are intrinsically highly complex, large-scale, long-term and involve a high level of unpredictability, the financial statements shall include expected additional revenues even before a formal agreement with the counterpart is reached.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million €)

	Third Quarter			First nine months		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	1,135	1,158	2.0	3,003	3,069	2.2
Other revenues and income	3	1		7	6	
Purchases, services and other costs	(811)	(822)		(2.061)	(2.139)	
Payroll and related costs	(181)	(198)		(536)	(550)	
Gross operating income	146	139	(4.8)	413	386	(6.5)
Amortisation, depreciation and write-downs	(65)	(66)		(194)	(186)	
Operating income	81	73	(9.9)	219	200	(8.7)
Financial expenses, net	(16)	(11)		(42)	(33)	
Income from investments	1	5		9	12	
Income before extraordinary items & income taxes	66	67	1.5	186	179	(3.8)
Extraordinary expenses, net	(1)	-		(1)	-	
Income before income taxes	65	67	3.1	185	179	(3.2)
Income taxes	(16)	(17)		(46)	(45)	
Net income before minority interest	49	50	2.0	139	134	(3.6)
Minority interest	(1)	(1)		(1)	(3)	
Net income	48	49	2.1	138	131	(5.1)
Cash flow (net income + depreciation and amortisation)	113	115	1.8	332	317	(4.5)

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statements by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination						(million €)
	Third Quarter			First nine months		
	2003	2004	Var.%	2003	2004	Var.%
Operating revenues	**1,135**	**1,158**	**2.0**	**3,003**	**3,069**	**2.2**
Operating costs	(988)	(1,017)		(2,581)	(2,668)	
Idle costs	(19)	(20)		(60)	(58)	
Selling expenses	(16)	(16)		(52)	(52)	
Research and development costs	(2)	(3)		(6)	(6)	
Other operating income, net	–	–		1	2	
Contribution from operations	**110**	**102**	**(7.3)**	**305**	**287**	**(5.9)**
General and administrative expenses	(29)	(29)		(86)	(87)	
Operating income	**81**	**73**	**(9.9)**	**219**	**200**	**(8.7)**

Third Quarter

Revenues for the third quarter 2004 amounted to 1,158 million euros, an increase of 23 million euros versus those of the third quarter 2003, mainly due to higher levels of activity in the Offshore Construction and Maintenance, Modification and Operation sectors.
Operating costs amounted to 1,017 million euros, an increase of approximately 2.9% versus those for the same period 2003. This increase in operating costs is due to the higher levels of activity generated during the quarter.
Labour costs amounted to 198 million euros, a 9.4% increase versus the third quarter 2003, mainly as a result of the full scale operations of the Sakhalin project in Russia.
Contribution from operations in the third quarter 2004 amounted to 102 million euros, a decrease of 8 million euros versus the third quarter 2003; this is analysed in detail under the individual business units.
General and administrative expenses in the third quarter 2004 amounted to 29 million euros, in line with the same quarter the previous year.
Hence, operating income stood at 73 million euros.

First nine months

Revenues for the first nine months 2004 amounted to 3,069 million euros, an increase of 66 million euros versus those of the first nine months 2003, mainly due to higher levels of activity in the Offshore Construction and Maintenance, Modification and Operation sectors.
Operating costs amounted to 2,668 million euros, an increase of approximately 3.4% versus those for the same period 2003. Higher operating costs are due mainly to increased revenues for the period as well as other cost components, namely greater use of third party services resulting from the greater incidence of EPIC (Engineering, Procurement, Installation, Construction) type projects.
Labour costs amounted to 550 million euros, a 2.7% increase versus the first nine months 2003.
Contribution from operations in the first nine months 2004 amounted to 287 million euros, a decrease of 18 million euros versus that of the first nine months 2003.
General and administrative expenses in the first nine months 2004 amounted to 87 million euros, in line with the same period the previous year.
Hence, operating income stood at 200 million euros.

Human resources

The following table provides comparable data related to average employment levels at the end of 2003 and the first nine months 2004.

Average workforce	31st december 2003	30th september 2004
Italian personnel	2,332	2,430
French personnel	3,862	3,808
Other nationalities	17,002	15,457
Total	**23,196**	**21,695**
Offshore Construction	6,128	6,866
Offshore Drilling	1,081	1,062
Leased FPSO	43	91
Onshore Construction	9,680	7,725
Onshore Drilling	2,521	2,139
Liquefied Natural Gas	687	693
Maintenance Modification and Operation	1,630	1,572
Staff positions	1,426	1,547
Total	**23,196**	**21,695**
No. of engineers at end of period	**3,382**	**3,438**

Workforce


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
31st December 2003
30th September 2004

Consolidated balance sheet and financial position

(million €)

	31st december 2003		30th september 2004(*)	
Net tangible fixed assets		1,694		1,665
Net intangible fixed assets		851		821
		2,545		2,486
- Offshore Construction	1,127		1,105	
- Offshore Drilling	656		656	
- Leased FPSO	89		78	
- Onshore Construction	244		235	
- Onshore Drilling	95		90	
- Liquefied Natural Gas	193		183	
- Maintenance Modification and Operation	85		79	
- Other	56		60	
Financial investments		26		28
Non-current assets		**2,571**		**2,514**
Working capital	(79)		208	
Provision for contingencies	(117)		(123)	
Net current assets		**(196)**		**85**
Employee termination benefits		**(31)**		**(33)**
Capital employed		**2,344**		**2,566**
Net equity		**1,368**		**1,434**
Minority interest in net equity		**23**		**27**
Net debt		**953**		**1,105**
Cover		**2,344**		**2,566**
Issued and outstanding shares		**440,713,700**		**440,962,000**

(*) Not inclusive of translation adjustment for the first nine months, for those group companies whose financial statements are in currencies other than euros.

Capital expenditure

(million €)

	Third Quarter		First nine months	
	2003	**2004**	**2003**	**2004**
Offshore Construction	16	26	64	62
Offshore Drilling	22	4	53	31
Leased FPSO	2	–	38	–
Onshore Construction	17	3	23	15
Onshore Drilling	1	6	4	9
Liquefied Natural Gas	–	–	4	4
Maintenance Modification and Operation	4	1	4	1
Saipem offices	3	3	8	9
Total	**65**	**43**	**198**	**131**

Investments in the first nine months 2004 amounted to 131 million euros (198 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4, the jack-up Perro Negro 3, and the pipelay vessel Castoro Otto; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the development of a fabrication yard in Kazakhstan and the expansion of the yards in Angola and Nigeria.

Net financial debt

Net financial debt at 30th September 2004 amounted to 1,105 million euros, versus 953 million euros at 31st December 2003.

The income generated during the period (317 million euros), the disposal of tangible assets (4 million euros), the increase in minority interest (4 million euros) and in employee termination benefits (2 million euros) only partially compensated for by capital expenditure in tangible and intangible fixed assets (131 million euros), the increase in net current assets (271 million euros), payments of dividends (65 million euros), the buy-back of treasury shares (10 million euros) and the increase in company holdings (2 million euros). This resulted in an increase in net financial debt of 152 million euros.
In the third quarter 2004, net financial debt increased by 96 million euros from 1,009 million euros at 30th June 2004 to 1,105 million euros at 30th September 2004. This increase is mainly attributed to the effect of the increase in net current assets and investments in tangible and intangible fixed assets, which were only partially compensated for by income generated during the period.
The company's financial position at 30th September 2004 shows short-term net financial debt of 547 million euros (375 million at 31st December 2003) and medium/long term financial debt of 558 million euros (578 million at 31st December 2003).

New contracts

In the first nine months 2004, Saipem was awarded new contracts totalling 3,140 million euros (3,409 million euros in the same period 2003), of which 1,959 million euros in the Offshore sectors (Construction and Drilling).

The most significant orders awarded in the third quarter 2004 include:

Offshore Construction:
- on behalf of Total Exploration & Production Angola, the EPIC-type contract Rosa in Angola, comprising engineering, procurement, construction, installation and commissioning of subsea pipelines, umbilicals and risers at water depths of approximately 1,400 metres;
- on behalf of AIOC (Azerbaijan International Operating Company), two contracts as part of the Phase 3 development of the Azeri-Chirag-Gunashli field in Azerbaijan, comprising construction of a template, two jackets and associated piles in addition to transport and installation of two platforms comprising two jackets, two topsides and one template;
- on behalf of BBL Company (a partnership comprising Gasunie, E.ON Ruhrgas and Fluxys) the EPIC-type contract BBL in the North Sea, for the laying of a subsea pipeline from Balgzand in Holland to Bacton in Great Britain;
- on behalf of InAgip D.o.o., the IKA, IDA and IVANA Gas Fields Platforms and Pipelines project off the Croatian coast, comprising installation of six jackets and seven decks in addition to transport and installation of various interconnecting pipelines and spools;

Onshore Construction:
- on behalf of Shell Petroleum Development Company of Nigeria Ltd, the EPC-type contract Soku in Nigeria, comprising engineering, procurement and construction of facilities to increase the capacity of an existing gas treatment plant;

L.N.G.:
- on behalf of Fluxys, the EPC-type project Zeebrugge LNG Terminal in Belgium, comprising engineering, procurement and construction of facilities for the extension of a regasification terminal, including the storage tank and regasification structures. The contract was awarded in consortium with the Belgian construction companies CFE and Fontec;

Maintenance Modification and Operation (M.M.O.):
- on behalf of TotalFinaElf, the extension of contracts for activities in France;

Offshore Drilling:
- on behalf of Aramco, the three-year lease of the jack-up Perro Negro 5 in Saudi Arabia;
- on behalf of Eni Congo, the one-year contract for the provision of maintenance and workover services in Congo;

Onshore Drilling:
- on behalf of Eni Dacion B.V., the lease of four rigs in Venezuela, one rig for a period of twenty eight months and three rigs for one year;
- on behalf of Petrobras, the three-year lease of various installations in Peru;
- on behalf of Pluspetrol, the one-year lease of various installations in Peru;
- on behalf of Repsol YPF, the ten-month lease of a rig in Algeria.

At end of September 2004, the backlog stood at 5,296 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

Contract awards and revenues attained in the first nine months 2004, in addition to market conditions, which, for those sectors in which Saipem is most focused, appear on balance to be good, underpin expectations for 2004 to achieve further growth versus 2003, both in terms of revenues and backlog.
A phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts already won and to be acquired in 2004, are expected to lead to an approximate average invoice exchange rate of 1.15. Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and, also owing to a forecast decreased financial burden, underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically:

- volumes are expected to grow on account of the substantial order backlog at the end of September 2004 and the positive overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Offshore Construction

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	730	730	1,763	1,901
Operating expenses, net of cost of materials	(518)	(546)	(1,222)	(1,414)
Cost of materials	(120)	(98)	(297)	(252)
Depreciation and amortisation	(25)	(23)	(72)	(67)
Contribution from operations (*)	67	63	172	168
Saipem s.a. goodwill amortisation	(4)	(5)	(15)	(16)
Contribution from operations, net	63	58	157	152
New orders awarded	243	776	1,871	1,898

(*) Operating Income before general and administrative expenses

The backlog at 30th September 2004 amounted to 3,262 million euros, of which 850 million are to be realised in the fourth quarter 2004.

- Revenues in the first nine months 2004 amounted to 1,901 million euros, a 7.8% increase versus the same period 2003, mainly due to the full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in West and North Africa.

- Contribution from operations in the first nine months 2004 amounted to 168 million euros, equal to 8.8% of revenues, versus 172 million euros, equal to 9.8% of revenues in the same period 2003. As we have often stated, this decrease in margin is related to the greater volumes generated by EPIC type projects as well as the US Dollar devaluation.
  Contribution from operations, net of goodwill amortisation, stood at 152 million euros, with profitability at 8% of revenues (first nine months 2003: 157 million euros, equal to 8.9% of revenues).

Offshore Drilling

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	73	73	226	213
Operating expenses	(51)	(47)	(150)	(134)
Depreciation and amortisation	(10)	(11)	(27)	(31)
Contribution from operations (*)	12	15	49	48
New orders awarded	20	21	220	61

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 347 million euros, of which 63 million are to be realised in the fourth quarter 2004.

- Operating revenues for the first nine months 2004 showed a 5.8% decrease versus the same period 2003, attributable mainly to the inactivity of Scarabeo 4 and Perro Negro 5, which was only partially compensated for by the full-scale operations by the semi-submersible platforms Scarabeo 5 and Scarabeo 7.

- Contribution from operations in the first nine months 2004 decreased by 1 million euros versus the first nine months 2003, with a margin on revenue rising from 21.7% to 22.5%. This increase is due to greater margins generated by several vessels involved in deep-water drilling operations.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	154	a
Semi-submersible platform Scarabeo 4	-	b
Semi-submersible platform Scarabeo 5	274	
Semi-submersible platform Scarabeo 6	239	c
Semi-submersible platform Scarabeo 7	274	
Drillship Saipem 10000	274	
Jack-up Perro Negro 2	274	
Jack-up Perro Negro 3	62	a
Jack-up Perro Negro 4	274	
Jack-up Perro Negro 5	-	d

a = for the remaining days (to 274) the vessel underwent upgrading works in readiness for a new contract.
b = the vessel underwent structural repairs (182 days) and was idle (92 days).
c = for the remaining days (to 274) the vessel underwent structural repairs.
d = the vessel was idle (244 days) and underwent upgrading works in readiness for a new contract (30 days).

Leased FPSO

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	11	13	28	37
Operating expenses	(7)	(8)	(13)	(20)
Depreciation and amortisation	(3)	(3)	(10)	(8)
Contribution from operations (*)	1	2	5	9
New orders awarded	–	13	11	22

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 127 million euros, of which 12 million are to be realised in the fourth quarter 2004.

- In the first nine months 2004, operating revenues showed a 9 million euro increase versus the same period 2003. This increase in revenues along with a 4 million euro increase in contribution from operations versus the first nine months 2003 are mainly attributed to the "Prestige" project, involving oil recovery operations from the wreck of the tanker Prestige.

- The production units FPSO-Firenze and FPSO-Mystras have been in continuous operation since the beginning of the year.

Onshore Construction

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	160	174	543	452
Operating expenses, net of cost of materials	(87)	(118)	(331)	(303)
Cost of materials	(45)	(33)	(130)	(88)
Depreciation and amortisation	(8)	(7)	(25)	(18)
Contribution from operations (*)	20	16	57	43
Saipem s.a. goodwill amortisation	(2)	(2)	(6)	(6)
Contribution from operations, net	18	14	51	37
New orders awarded	536	181	862	500

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 824 million euros, of which 126 million are to be realised in the fourth quarter 2004.

- Revenues in the first nine months 2004 amounted to 452 million euros, a 16.8% decrease versus the same period 2003, following reduced levels of activity in Kazakhstan, Saudi Arabia and Nigeria, which was only partially compensated for by the full scale operations of projects in North Africa and the Sakhalin project in Russia.

- Contribution from operations, in the first nine months 2004, amounted to 43 million euros, equal to 9.5% of revenues, versus 57 million euros, equal to 10.5% of revenues for the same period 2003. This reduction in margin is mainly due to lower volumes.
  Contribution from operations, net of goodwill amortisation, stood at 37 million euros, with profitability at 8.2% of revenues (first nine months 2003: 51 million euros, equal to 9.4% of revenues).

Onshore Drilling

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	53	39	150	117
Operating expenses	(43)	(29)	(116)	(88)
Depreciation and amortisation	(5)	(5)	(16)	(14)
Contribution from operations (*)	5	5	18	15
New orders awarded	22	59	71	96

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 158 million euros, of which 32 million are to be realised in the fourth quarter 2004.

- Operating revenues for the first nine months 2004 show a 22% decrease versus those of the same period 2003, mainly attributable to reduced levels of activity in West Africa and in Kazakhstan in addition to the effects of the US Dollar devaluation.

- Contribution from operations in the first nine months 2004 decreased by 3 million euros versus the same period last year, with margins rising from 12% to 12.8%. Whilst the decrease in contribution from operations is due to lower volumes generated during the period, the slight increase in profit margin is ascribed to increased efficiency attained particularly by the rigs operating in Saudi Arabia.

- Average utilisation of rigs stood at 76% (82% in the first nine months 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt and 1 in Kazakhstan.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig managed jointly with third parties operated in Kazakhstan.

Liquified Natural Gas (L.N.G.)

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	52	53	149	150
Operating expenses	(40)	(44)	(116)	(121)
Depreciation and amortisation	(2)	(3)	(7)	(8)
Contribution from operations (*)	10	6	26	21
Saipem s.a. goodwill amortisation	(2)	(2)	(6)	(6)
Contribution from operations, net	8	4	20	15
New orders awarded	13	124	226	337

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 505 million euros, of which 61 million are to be realised in the fourth quarter 2004.

- Operations carried out mainly in China and Spain enabled the company to achieve revenues of 150 million euros in the first nine months 2004, in line with the same period the previous year.

- In the first nine months 2004, contribution from operations, net of goodwill amortisation, amounted to 15 million euros, with profitability equal to 10% of revenues (first nine months 2003: 20 million euros, equal to 13.4% of revenues).

Maintenance, Modification and Operation (M.M.O.)

(million €)

	Third Quarter		First nine months	
	2003	2004	2003	2004
Operating revenues	56	76	144	199
Operating expenses	(51)	(69)	(134)	(181)
Depreciation and amortisation	(1)	(2)	(2)	(4)
Contribution from operations (*)	4	5	8	14
Saipem s.a. goodwill amortisation	(1)	(1)	(3)	(3)
Contribution from operations, net	3	4	5	11
New orders awarded	45	32	148	226

(*) Operating income before general and administrative expenses

The backlog at 30th September 2004 amounted to 73 million euros, of which 31 million are to be realised in the fourth quarter 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia achieved revenues for the first nine months 2004 of 199 million euros, a 38.2% increase over the same period 2003. This increase is due mainly to operations in Italy which started in the second half 2003.
- In the first nine months 2004, contribution from operations net of goodwill amortisation, amounted to 11 million euros, with profitability equal to 5.5% of revenues (first nine months 2003: 5 million euros equal to 3.5% of revenues).


Eni
GROUP
Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,962,000
Fiscal Code and Milan Companies' Register No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders

Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:

Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications

Third quarter report at 30th September 2004 (in English)
Relazione trimestrale al 30 settembre 2004 (in Italian)
Six-monthly report at 30th June 2004 (in English)
Relazione semestrale al 30 giugno 2004 (in Italian)
Second quarter report at 30th June 2004 (in English)
Relazione trimestrale al 30 giugno 2004 (in Italian)
First quarter report at 31st March 2004 (in English)
Relazione trimestrale al 31 marzo 2004 (in Italian)
Financial Report at 31st of December 2003 (in English)
Bilancio al 31 dicembre 2003 (in Italian)

Health, Safety Environment 2003 (in Italian and English)

Also available on Saipem's website: www.saipem.eni.it

Design: *Fausta Orecchio/Orecchio acerbo*
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù

Cover: *La ricchezza* by Lorenzo Mattotti